SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 4)*

EchoStar Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

278768106
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278768106	13G/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Blue Ridge Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 67,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 67,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.17%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 278768106	13G/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Blue Ridge Offshore Master Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, BWI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 38,900
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 38,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.10%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 278768106	13G/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Blue Ridge Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,300
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.27%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 278768106	13G/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS John A. Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106,300
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.27%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 278768106	13G/A	Page 6 of 10 Pages

This Amendment No. 4 (this "Amendment") amends the statement on Schedule 13G filed on August 11, 2008, as amended by Amendment No. 1 filed on February 17, 2009 and as further amended by Amendment No. 2 filed on February 16, 2010 and Amendment No. 3 filed on February 14, 2011 (as amended, the "Schedule 13G") with respect to shares of Common Stock; par value $0.001 per share (the "Shares") of the Company. Capitalized terms not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is EchoStar Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 100 Inverness Terrace East, Englewood, CO 80112.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Blue Ridge Limited Partnership, a New York limited partnership ("BRLP"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by it;

(ii)	Blue Ridge Offshore Master Limited Partnership, a Cayman Islands exempted limited partnership ("BROMLP"), with respect to the shares of Common Stock directly held by it;

(iii)
Blue Ridge Capital, L.L.C., a New York limited liability company ("BRC"), which serves as the Investment Manager to BRLP and BROMLP, with respect to the shares of Common Stock directly held by BRLP and BROMLP;

(iv)	John A. Griffin with respect to the shares of Common Stock directly held by BRLP and BROMLP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of Mr. Griffin, BRLP and BRC is 660 Madison Avenue, 20th Floor, New York, NY  10065-8405.  The address of the business office of BROMLP is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c).	CITIZENSHIP:

BRLP is a limited partnership organized under the laws of the State of New York.  BROMLP is an exempted limited partnership organized under the laws of the Cayman Islands.  BRC is a limited liability company organized under the laws of the State of New York.  Mr. Griffin is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, $0.001 par value (the "Common Stock")

CUSIP No. 278768106	13G/A	Page 7 of 10 Pages

Item 2(e).	CUSIP NUMBER:

278768106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________________

Item 4.	OWNERSHIP.

The percentages used herein are calculated based upon 38,862,181 shares of Class A Common Stock issued and outstanding, as reflected in the Company's Form 10-Q for the quarterly period ended September 30, 2011, filed on November 7, 2011.

A.	BRLP
	(a)	Amount beneficially owned: 67,400
	(b)	Percent of class: 0.17%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 67,400
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 67,400

CUSIP No. 278768106	13G/A	Page 8 of 10 Pages

B.	BROMLP
	(a)	Amount beneficially owned: 38,900
	(b)	Percent of class: 0.10%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 38,900
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 38,900

C.	BRC
	(a)	Amount beneficially owned: 106,300
	(b)	Percent of class: 0.27%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 106,300
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 106,300

D.	John A. Griffin
	(a)	Amount beneficially owned: 106,300
	(b)	Percent of class: 0.27%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 106,300
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 106,300

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 278768106	13G/A	Page 9 of 10 Pages

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 278768106	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

BLUE RIDGE LIMITED PARTNERSHIP

By:	Blue Ridge Capital, L.L.C., as its
Investment Manager

By:	/s/ John A. Griffin
Name: John A. Griffin
Title: Managing Member

BLUE RIDGE OFFSHORE MASTER LIMITED PARTNERSHIP

By:	Blue Ridge Capital, L.L.C., as its
Investment Manager

By:	/s/ John A. Griffin
Name: John A. Griffin
Title: Managing Member

BLUE RIDGE CAPITAL, L.L.C.

By:	/s/ John A. Griffin
Name: John A. Griffin
Title: Managing Member

JOHN A. GRIFFIN
By:	/s/ John A. Griffin